Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On March 9, 2009, CF Industries Holdings, Inc. posted a presentation concerning the proposed transaction on its website. A copy of the presentation follows:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries Holdings, Inc. NYSE: CF Roadshow Presentation March 9, 2009

Certain statements contained in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. All statements in this, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) intend to file a proxy statement and other relevant materials with the SEC in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A filed by CF Industries with the SEC on February 4, 2009. CF Industries and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information.

Agenda Response to Agrium’s Acquisition Proposal Update on Our Proposal for a Business Combination with Terra CF’s Strategy & Commitment to Value Creation Q & A

CF Board Has Rejected Agrium’s Proposal On 2/25, Agrium announced a proposal to acquire CF 1 share of Agrium plus $31.70 in cash On 3/9, CF announced that its Board has rejected Agrium’s proposal Proposal is grossly inadequate and not in the best interests of CF’s stockholders Agrium shares are down 22% since announcement Agrium’s offer was valued at only $63.13 per share as of 3/6/09 Cash component of Agrium proposal funded by CF’s own cash and existing debt capacity Agrium’s CEO has publicly acknowledged Agrium is attempting to buy CF at a low point in the fertilizer cycle and at a low point in the stock markets “Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets”, Mike Wilson (2/26/09)

Average Premiums Paid Since 9/15/08 (%) Average 1-Day Prior Premium for US Transactions Greater than $1Bn * * Excludes distressed transactions Note: (1) Includes Advanced Medical/Abbott, Centennial/AT&T, Mentor/J&J, ImClone/Eli Lilly, and CV Therapeutics/Astellas transactions. ImClone/Eli Lilly premium based on unaffected share price prior to Bristol Myers’ bid. (2) Includes NRG / Exelon, Embarq/CenturyTel and Terra/CF transactions (3) Represents weighted average of 100% Stock and 100% Cash average (1) (2) (3) Agrium acquisition proposal provides virtually no premium to CF The recent average premium for part cash / part stock transactions is ~60% 58% 62% 32% 91% 0% 25% 50% 75% 100% All Cash All Stock Implied 50% Stock / 50% Cash (Economic split at 3/6) Implied 56% Stock / 44% Cash (Announced split on 2/25)

Highly Leveraged Pro Forma Company (x) Peer Total Debt / 2009E EBITDA Analysis (1) Source: FactSet Notes: (1) 2009E EBITDA based on Wall Street estimates (2) Assumes $50MM of Pre-tax Synergies realized in 2009 (2) 2.9 1.5 1.4 0.6 0.1 0.0 0.0 0.3 0.6 0.6 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Yara PF Agrium at Close Agrium Terra ICL Potash Mosaic K+S CF Intrepid

Agenda Response to Agrium’s Acquisition Proposal Update on Our Proposal for a Business Combination with Terra CF’s Strategy & Commitment to Value Creation Q & A

A Compelling Combination Creates global leader in nitrogen fertilizers with complementary strengths Significant financial benefits expected for all shareholders All-stock combination allows both sets of shareholders to participate All-stock combination means that neither set of shareholders is being cashed-out at a low point in the fertilizer cycle and at a low point in the stock markets Annual cost synergies estimated at $105-$135MM Improved financial strength Enhanced scale and strategic platform Accretive to CF Industries’ stockholders Maintains strong, flexible balance sheet Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations People, assets and customers primarily in U.S. Cornbelt Low integration risk

Our Offer Has Been Very Well Received by the Market Recent Terra Share Price Performance (1) Global Fertilizer Peers: (3) -0.3% Terra: $26.11 +60.3% Source FactSet, Bloomberg Note: (1) All peers rebased to Terra’s share price of $16.29 on January 15, 2009 (2) Based on 0.4539 shares (3) Includes Mosaic, Potash, Intrepid, Yara, ICL and K+S. Rebased to Terra share price on 1/15/09 $16.29 CF +28.3% Proposal (2): $27.50 2/25: AGU announces acquisition Proposal for CF $27.50 represents a premium of almost 70% to 1/15 share price CF and Terra have significantly outperformed the peer group 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 1/15 1/20 1/22 1/26 1/28 1/30 2/3 2/5 2/9 2/11 2/13 2/18 2/20 2/24 2/26 3/2 3/4 3/6

$105 to $135 Million of Annual Operational Synergies

($MM)		
SG&A	$55–$65	• Headquarters consolidation • Total combined 2008 SG&A ~$140MM
Logistics and railcar leases	$25–$30	• Reduction in total product miles shipped • Reduced railcar lease costs (more than 5,300 total railcars in the system) • Total logistics costs $300MM+
Purchases / procurement	$10–$15	• Over $600MM in non-raw materials purchases
Other	$10–$15+	• Donaldsonville optimization • Spare parts inventory pooling • Reduction in inventory and associated carrying costs • Optimizing turnarounds and capex spending
Distribution Facilities Optimization	$5–$10	• Several underutilized facilities
Total	**$105–135**	

Additional one-time permanent release of cash from inventory and spares reduction estimated at up to $60MM, funds estimated costs to achieve synergies

CF Industries

11

We are Committed to Operational Excellence and Continuous Improvement Total Tons P2O5 Production Per Employee 1,100 1,150 1,200 1,250 1,300 1,350 1,400 1,450 1,500 1,550 1,600 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 MMBtu of Natural Gas Per Ton (1) 30.00 31.00 32.00 33.00 34.00 35.00 36.00 37.00 38.00 39.00 40.00 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 Note: (1) Natural gas and capacity gains at Medicine Hat

A Global Leader in Nitrogen Fertilizers Pro Forma Nitrogen Nutrient Tons Production Capacity (1) (MM Nutrient Tons) Note: (1) Based on 2008 public data. Figures may not sum due to rounding. 6.9 6.3 3.4 3.4 3.1 3.0 2.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Yara PF CF / TRA Agrium Terra Potash CF Koch

Attractively Diversified into Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3.9 Billion $2.9 Billion $6.8 Billion 2008A Revenue 66% 34% 80% 20%

A Leading Integrated Phosphate Business World-scale integrated phosphate business in Central Florida Annual capacity: 2.1 million tons of DAP/MAP Rock reserve position is strong, with 23 years of proven reserves - 14 of them fully permitted at 12/31/08 100% self-sufficient in phosphate rock Phosphate rock mine and beneficiation plant are industry’s newest and enjoy significant economies of scale De-bottlenecking added approximately 80,000 tons of annual DAP/MAP in 2008 Port of Tampa facilities provide access to export markets

Our Proposal for a Business Combination with Terra Negotiation of definitive merger agreement Receipt of regulatory and other customary approvals Key Conditions CF to combine with Terra in an all-stock transaction Exchange ratio based on $27.50 per Terra share – not less than 0.4129x and not more than 0.4539x shares of CF per Terra share Structure CF shareholders: 52% - 54% Terra shareholders: 46% - 48% Pro Forma Ownership $27.50 represents ~70% premium to 1/15 Terra share price Premiums Up to 19.9% in Common Stock Remainder in Preferred Stock (to trade on a parity with Common) Consideration

Fixed Value to Terra / Floating Exchange Ratio Collar Mechanism Overview Exchange Ratio Based on $27.50/share for Terra (Subject to Exchange Ratio Collar at 0.4129 and 0.4539) (1) Note: (1) Based upon average closing prices immediately prior to closing of transaction CF Share Price $60.59 $62.00 $63.50 $65.00 $66.60 Exchange Ratio 0.4539 0.4435 0.4331 0.4231 0.4129 Pro Forma Terra Ownership 48.0% 47.4% 46.8% 46.3% 45.7% Per Share Value to Terra $27.50 $27.50 $27.50 $27.50 $27.50

Attractive Premium to Terra Shareholders 1/15/09: 0.3449x Original Offer: 0.4235x LTM Avg.: 0.3371x Relative Share Exchange Ratio (Last Twelve Months Prior to Announcement on 1/15/09) (Number of CF Shares Offered in Exchange for Each Terra Share Based on Closing Share Prices) 1/09 0.4539x 0.4129x Collar 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 1/08 4/08 6/08 9/08 11/08

Overview of Participating Preferred Stock Fully addresses issue raised by Terra regarding CF’s ability to obtain stockholder approval required under NYSE rules to issue Common Stock Annual dividend to be set so Preferred Stock trades on a parity with Common Stock on fully distributed basis Set at time of signing of merger agreement with Terra Modest coupon that is higher than dividend on Common Stock Preferred stock equivalent to Common Stock, except: Non-voting Higher dividend Liquidation preference Will be listed on NYSE and would have over $2Bn of liquidity Automatically converts into Common Stock upon CF stockholder vote under NYSE rules

Strong Financial Platform Notes: (1) Represents the sum of the current market capitalizations (2) Based on public information. Market data as of March 6, 2009 (3) Assumes Terra bonds put at 101 $5.6 Billion pro forma market capitalization (1) Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Expected to be accretive to current CF Industries’ stockholders Disciplined approach to capital structure management Committed to maintaining a strong, flexible balance sheet CF completed $500MM share repurchase on November 13, 2008 Enhanced Scale (2) 0.0 0.3 0.0 Debt 1.3 1.0 0.6 Cash and Short-term Investments 6.8 2.9 3.9 2008 Revenue 5.6 2.6 3.0 Market Capitalization (2) Combined Terra CF ($ Billions) (3) (3)

CF is Going Forward with our Proxy Contest We are going forward with our proxy contest to replace three of Terra’s directors at the upcoming Annual Meeting We are confident that Terra’s stockholders will show their support for a combination by voting for our slate We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF

Agenda Response to Agrium’s Acquisition Proposal Update on Our Proposal for a Business Combination with Terra CF’s Strategy & Commitment to Value Creation Q & A

We are focused on the manufacturing and distribution of nitrogen and phosphate fertilizers We capitalize on our core capabilities as world-class operators to extract maximum value from our assets Operational excellence Continuous investment and improvement Outstanding Environmental, Health and Safety record We are pursuing international growth opportunities Areas with low-cost inputs and/or attractive demand Using our partnership with Keytrade to expand our global footprint and increase our international deal flow CF’s Focused Strategy: Growing Shareholder Value

 Peru Project Rationale Realization of strategic focus on manufacturing in gas advantaged regions of the world Access to substantial Ag demand served exclusively by imported nitrogen Lowest landed nitrogen cost in region Status FEED study leading to definitive capital estimate and go/no-go decision by end of year Capital cost trends favorable Gas contract very close to completion; attractive terms Preliminary economics: $6 – 9 net present value per share Substantial Value In Peru Nitrogen Project

Relative Share Price Performance Since CF IPO Indexed Share Price Performance Through March 6, 2009 (%) CF: +274% Terra: +210% Global Fertilizer (1) Peers: +86% Source FactSet, Bloomberg Note: (1) Includes Mosaic, Potash, Intrepid, Yara, ICL and K+S. AGU: +32% 0 100 200 300 400 500 600 700 800 900 1,000 1,100 8/11/05 2/9/06 8/9/06 2/8/07 8/8/07 2/6/08 8/5/08 3/6/09

Agenda Response to Agrium’s Acquisition Proposal Update on Our Proposal for a Business Combination with Terra CF’s Strategy & Commitment to Value Creation Q & A

For more information, please visit www.cfindustries.com Q&A

APPENDIX

Terra Transaction Background – Historical Events (as disclosed in the S-4) Late 2003 - 2004 Mike Bennett of Terra contacted Steve Wilson of CF regarding a business combination; companies engaged in a series of discussions regarding a combination August 9, 2004 Terra agreed to acquire Mississippi Chemical. Mike Bennett advised Steve Wilson of Terra’s need to postpone discussions while it focused on integrating acquisition August 2005 CF completed its IPO on the NYSE May 2007 Steve Wilson contacted Mike Bennett regarding a business combination Summer/Fall 2007 Companies engaged in a series of discussions regarding a combination Fall 2007 Terra advised CF that it was not interested in pursuing a business combination

Terra Transaction Background – 2009 Events (as disclosed in the S-4) January 15 CF proposed to acquire Terra, offering 0.4235 CF shares for each Terra share January 28 Terra’s board of directors declined CF’s proposal February 3 CF Holdings nominated three individuals for election as directors at Terra’s 2009 annual meeting February 9 Steve Wilson and a representative of Morgan Stanley met with Mike Bennett and an advisor to Terra to review the terms of the offer February 18 The advisor to Terra contacted a representative of Morgan Stanley and advised that Terra had a different view as to their strategy February 18 CF Industries filed notification required under HSR Act February 23 Steve Wilson sent a letter to the board of directors of Terra reiterating attractiveness of offer; CF launched exchange offer March 5 Terra Board of Directors rejects CF’s exchange offer March 9 CF Board of Directors reaffirms intention to pursue business combination with Terra

Additional Information Morgan Stanley and Rothschild are acting as financial advisors to CF Industries and as dealer managers for the Exchange Offer Innisfree is acting as CF Industries' proxy solicitor Skadden, Arps, Slate, Meagher & Flom is acting as CF Industries’ legal counsel